Room 4561

Arthur Wang
Chief Executive Officer
Gigamedia Limited
207 Tiding Boulevard, Section 2
Taipei 114, Taiwan, R.O.C

> **Re:** **Gigamedia Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed June 30, 2008**
> **File no. 0-30540**

Dear Mr. Wang:

We have reviewed your response to your letter dated November 14, 2008 in connection with the above referenced filing and have the following comment. Please note that this comment is in addition to the comment previously issued in the Staff's letter dated December 8, 2008. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2007

Item 15. Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting, page 95

1.   Notwithstanding your pending response to the Staff's comment letter dated December 8, 2008, please explain further how management determined that exclusion of UIM from the Company's assessment of internal controls over financial reporting was appropriate. In this regard, we refer you to Question 1 of the Frequently Asked Questions on Management's Report on Internal Control

Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports (as revised September 24, 2007), which indicates that the Staff would typically expect management's report on internal control over financial reporting to include controls at all consolidated entities, irrespective of the basis for consolidation. The scope exception allowed by the FAQ is limited to those entities which were created <u>prior to December 15, 2003</u> and have been consolidated pursuant to FIN46R. Considering the Company entered into the arrangement with UIM in April 2004, it is not clear how this scope exception applies to your facts and circumstances. Please explain further or revise to include management's assessment on internal controls over financial reporting for UIM pursuant to Section 404 of the Sarbanes-Oxley Act.

* * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481or the undersigned at (202) 551-3499 if you have any questions regarding this comment.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc: Alec P. Tracy, Esq.
    Skadden, Arps, Slate, Meagher & Floam LLP